Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

August 16, 2024

Re:	XCHG Ltd (CIK: 0001979887) Amendment No. 2 to Registration Statement on Form F-1 Filed July 29, 2024 File No. 333-276802

Confidential

Stephany Yang

Jean Yu

Patrick Fullem

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 2, 2024 on the Company’s registration statement on Form F-1 publicly filed on July 29, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

Subject to the Staff's review and market conditions, the Company currently expects to price the offering as early as after market closes on August 29, 2024. The Company would greatly appreciate the Staff's assistance in meeting its desired timetable for the offering.

August 16, 2024

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Amendment No. 2 to Registration Statement on Form F-1 filed on July 29, 2024

Notes to the Unaudited Condensed Consolidated Financial Statements
16. Subsequent Events, page F-60

1.	We note your disclosure that you considered subsequent events through July 12, 2024, which was the date the unaudited condensed consolidated financial statements were issued. Please explain why the subsequent events were evaluated through July 12, 2024 when the registration statement was filed on July 29, 2024.

In response to the Staff’s comment, the Company has revised the disclosure on page F-60 of the Registration Statement to clarify that the subsequent events were evaluated through July 29, 2024, which was the date the unaudited condensed consolidated financial statements were issued.

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August 16, 2024

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer
XCHG Limited

Mr. Allen Wang, Esq., Partner
Latham & Watkins LLP

Mr. Johnny Lei, Partner
KPMG Huazhen LLP

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